

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 14, 2009

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

> **Re: Doral Financial Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 8, 2009**
> **File No. 333-161546**

Dear Mr. Wahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A filed October 8, 2009

Short-term incentive compensation—annual cash bonuses, page 233

1.   Please refer to comment 1 in our letter dated October 1, 2009. We note that the filing has been revised to include the rankings of the business units supervised by the individual named executive officers. However, it remains unclear how the rankings were used in determining the specific bonus amounts to be paid. For example, we note that several of the named executive officers received the same bonus amounts despite each receiving different business unit rankings. Therefore, please revise your disclosure to explain how business unit rankings impacted cash bonus amounts and whether, and to what extent, the committee used its discretion in determining to award the specific cash bonus amounts.

                    *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: D. Rhett Brandon
        Arjun Koshal
        Max Kirchner
        (Simpson Thacher & Bartlett LLP)